May 19, 2005

Re:	The Neiman Marcus Group, Inc.
Preliminary Proxy Statement and Form of Proxy

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

The Neiman Marcus Group, Inc., a Delaware corporation (the “Company”), hereby files via EDGAR, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a preliminary copy of a proxy statement in connection with a special stockholders meeting of the Company relating to the proposed merger between the Company and Newton Acquisition Merger Sub, Inc., a wholly owned subsidiary of Newton Acquisition, Inc., together with the related letter to stockholders from the Company’s Chairman of the Board and a preliminary copy of the form of proxy. For your convenience, we are sending, by overnight courier, five courtesy copies of the enclosed materials.

Pursuant to Rule 0-11(c) of the Exchange Act, the Company caused the fee required to be paid with the enclosed materials of $601,541.41 to be deposited into the Company’s account with the Securities and Exchange Commission.

The Company hereby provides notice pursuant to Rule 14a-6(d) under the Exchange Act that the Company intends to release the enclosed materials in definitive form to its stockholders on or about June 1, 2005, and we would appreciate any assistance the Staff may be able to provide to facilitate such release prior to that date.

A copy of this letter, together with the enclosed materials, is being delivered to the New York Stock Exchange, Inc.

If you have any questions or comments regarding the enclosed, please call John Finley (212-455-2583) or Eric Swedenburg (212-455-2225) of Simpson Thacher & Bartlett LLP or the undersigned (214-743-7610). Please send copies of any communications regarding the enclosed to John Finley and Eric Swedenburg of Simpson Thacher & Bartlett LLP at 425 Lexington Avenue, New York, NY 10017 (facsimile 212-455-2502) and to the undersigned at The Neiman Marcus Group, Inc., One Marcus Square, 1618 Main Street, Dallas, TX 75201 (facsimile 214-743-7611).

Very truly yours,

/s/     Nelson A. Bangs

Name: Nelson A. Bangs, Esq.,

Title:   Senior Vice President and

            General Counsel

cc:     New York Stock Exchange, Inc.